21001829

Mail Processing Section MAR 01 2021 Washington DC 406

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 52257

Mail Processing Section MAR 01 2021 Washington DC 406

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/20 (MM/DD/YY) AND ENDING 12/31/20 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Glaucon Capital Partners, L.L.C.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

107 12th Avenue East

(No. and Street)

Palmetto	FL	34221
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Dawn Haye 917.520.2020

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Wagner & Zwerman LLP

(Name – *if individual, state last, first, middle name*)

201 Old Country Road	Melville	NY	11747
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Dawn Haye, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Glaucon Capital Partners, L.L.C., as of December 31, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Member

Title

KRISTINA GRACE U. SULIMAN
Notary Public - State of Florida
Commission # GG 326247
My Comm. Expires May 5, 2023

2-25-2021

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GLAUCON CAPITAL PARTNERS, L.L.C.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON MANAGEMENT'S STATEMENT REGARDING COMPLIANCE WITH THE EXEMPTION PROVISIONS OF SEC RULE 15c3-3

DECEMBER 31, 2020

WAGNER & ZWERMAN LLP

Certified Public Accountants

Mark Wagner, CPA
Andrew M. Zwerman, CPA
Vincent J. Preto, CPA
John Antinore, CPA
Kelly J. Schmidt, CPA

201 Old Country Road, Ste 202
Melville, NY 11747
Phone: 631-777-1000 Fax: 631-777-1008
E-mail: staff@wzcpafirm.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of Glaucon Capital Partners, L.L.C.

We have reviewed management's statements, included in the accompanying Glaucon Capital Partners, L.L.C.'s Exemption Report, in which (1) Glaucon Capital Partners, L.L.C. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Glaucon Capital Partners, L.L.C. claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(i) ("exemption provisions") but has not established the customer account for receiving and forwarding cash and securities received from, or for the account of, customers because it has not in the past received customer funds or securities and does not intend or expect that it will in the future; and (2) Glaucon Capital Partners, L.L.C. stated that Glaucon Capital Partners, L.L.C. met the identified exemption provisions throughout the most recent fiscal year without exception. Glaucon Capital Partners, L.L.C.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Glaucon Capital Partners, L.L.C.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

WAGNER & ZWERMAN LLP
Certified Public Accountants
Melville, NY
February 23, 2021

February 23, 2021

Glaucon Capital Partners, L.L.C.
Exemption Report Pursuant to Rule 17a-5(d)(4)

The undersigned, to the best of her knowledge and belief, states that:

1. Glaucon Capital Partners, L.L.C. has at all times during its most recent fiscal year relied upon the exemption from Rule 15c3-3 provided by Rule 15c3-3(k)(2)(i) but has not established the customer account for receiving and forwarding cash and securities received from, or for the account of, customers because it has not in the past received customer funds or securities and does not intend or expect that it will in the future; and

2. Glaucon Capital Partners, L.L.C. has at all times during its most recent fiscal year, without exception, met the exemption from Rule 15c3-3.

Glaucon Capital Partners, L.L.C.

Dawn D. Haye
Member

GLAUCON CAPITAL PARTNERS, L.L.C.
(A LIMITED LIABILITY COMPANY)

FINANCIAL STATEMENTS AND
SUPPLEMENTAL SCHEDULES REQUIRED BY THE
SECURITIES AND EXCHANGE COMMISSION

YEAR ENDED DECEMBER 31, 2020

(WITH REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM)

CONTENTS

WAGNER & ZWERMAN LLP

Certified Public Accountants

Mark Wagner, CPA
Andrew M. Zwerman, CPA
Vincent J. Preto, CPA
John Antinore, CPA
Kelly J. Schmidt, CPA

201 Old Country Rd., Ste. 202
Melville, NY 11747
Phone: 631-777-1000 Fax: 631-777-1008
E-mail: staff@wzcpafirm.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
Glaucon Capital Partners, L.L.C.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Glaucon Capital Partners, L.L.C. as of December 31, 2020, the related statements of operations, changes in members' equity, and cash flows for the year then ended, and the related notes and supplemental information (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Glaucon Capital Partners, L.L.C. as of December 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Glaucon Capital Partners, L.L.C.'s management. Our responsibility is to express an opinion on the Glaucon Capital Partners, L.L.C.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Glaucon Capital Partners, L.L.C. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission ("Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of Glaucon Capital Partners, L.L.C. financial statements. The supplemental information is the responsibility of Glaucon Capital Partners, L.L.C.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission, is fairly stated, in all material respects, in relation to the financial statements as a whole.

WAGNER & ZWERMAN LLP
Certified Public Accountants
We have served as Glaucon Capital Partners, L.L.C.'s auditor since 2019.
Melville, NY
February 23, 2021

GLAUCON CAPITAL PARTNERS, L.L.C.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2020

CURRENT ASSETS:		
Cash	$	77,998
Accounts receivable		16,327
Prepaid expenses		10,151
Total current assets		**104,476**
Total assets	**$**	**104,476**
CURRENT LIABILITIES:		
Accounts payable and accrued expenses	$	9,311
Total current liabilities		**9,311**
Total liabilities		**9,311**
MEMBERS' EQUITY:		**95,165**
Total liabilities and members' equity	**$**	**104,476**

The accompanying notes are an integral part of the financial statements.

GLAUCON CAPITAL PARTNERS, L.L.C.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2020

REVENUES:		
Transaction fees	$	1,789,805
Retainer fees		10,000
Total revenues		**1,799,805**
EXPENSES:		
Registered representatives		677,500
Professional fees		52,199
Travel and entertainment		19,148
Regulatory fees and other		15,237
State franchise and other taxes		7,057
Other expenses		7,280
Total expenses		778,421
Net income	$	**1,021,384**

The accompanying notes are an integral part of the financial statements.

GLAUCON CAPITAL PARTNERS, L.L.C.
STATEMENT OF CHANGES IN MEMBERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2020

BALANCE, BEGINNING OF YEAR	$	43,121
Net income		1,021,384
		1,064,505
Member distributions		(969,340)
BALANCE, END OF YEAR	$	**95,165**

The accompanying notes are an integral part of the financial statements.

GLAUCON CAPITAL PARTNERS, L.L.C.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2020

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$	1,021,384
Adjustments to reconcile net income to net cash provided by (used in) operating activities:		
Changes in operating assets and liabilities:		
(Increase) in accounts receivable		(12,927)
Decrease in prepaid expenses		1,167
(Decrease) in accounts payable and accrued expenses		(3,806)
Total adjustments		(15,566)
Net cash provided by operating activities		**1,005,818**
CASH FLOWS FROM FINANCING ACTIVITIES:		
Distributions to members		(969,340)
Net cash (used in) financing activities		(969,340)
NET INCREASE IN CASH		**36,478**
Cash at beginning of year		**41,520**
CASH AT END OF YEAR	**$**	**77,998**

The accompanying notes are an integral part of the financial statements.

GLAUCON CAPITAL PARTNERS, L.L.C.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2020

1. NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

NATURE OF BUSINESS

Glaucon Capital Partners, L.L.C. (the "Company") is a Delaware limited liability company formed in December 1999 for the purpose of conducting business as a broker/dealer in securities. The Company's primary activities include acting as a private placement agent for entities raising capital in the private debt and/or equity markets, advising entities in establishing or modifying bank credit facilities, and assisting owners of entities in change-of-control or minority interest transactions. The Company enters into engagement letters with its clients, which describe the services to be performed.

The Company operates under the provisions of Paragraph (k)(2)(i) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k)(2)(i) provide that the Company promptly transmits all funds and securities, does not hold funds or securities for customers and effectuates all financial transactions between the broker or dealer and customers through designated bank accounts. The Company does not receive such funds or securities for or from customers and therefore does not maintain designated bank accounts otherwise required by the subject exemption.

BASIS OF ACCOUNTING

The Company's financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

CASH AND CASH EQUIVALENTS

The Company considers all highly liquid investments purchased with an initial maturity of three months or less to be cash equivalents.

ACCOUNTS RECEIVABLE AND ALLOWANCE FOR DOUBTFUL ACCOUNTS

Receivables are recorded only when substantial evidential matter as to the validity of the receivable is obtained. The Company considers its accounts receivable, which are customer obligations incurred during the normal course of business and are typically pursuant to legally binding contracts, to be fully collectible; accordingly, no allowance for doubtful accounts is recorded.

REVENUE RECOGNITION

The Company follows ASU No. 2014-09, *Revenue from Contracts with Customers (Topic 606)*. Revenues from contracts with customers are comprised of investment banking retainer and transaction fees. Such fees are recognized at the point in time when the Company's performance under the terms of the contractual arrangement is completed, which is typically at the close of a transaction. Reimbursed expenses related to these transactions are recorded as revenue and are included in investment banking fees. However, advisory fees for certain contracts are recognized over time as obligations are simultaneously provided by the Company and consumed by the customer as services are

provided. The Company identifies the specific performance obligation associated with the contract with the customer and determines when the specific performance obligation has been satisfied, based on achievement of milestones and/or a time elapsed measure of progress. In certain transactions, the performance obligation is considered satisfied at a point in time in the future and the Company defers revenue on the balance sheet that will be recognized upon completion of the performance obligation.

INCOME TAXES

The Company is organized pursuant to state law as a Limited Liability Company. The owners of the Company are taxed on their proportionate share of the Company's taxable income. Accordingly, no provision has been made for federal income taxes. Certain states in which the Company does business require Limited Liability Companies to pay franchise and other business taxes. Such taxes are included in these financial statements.

The Company follows FASB ASC 740-10-25, Accounting for Uncertainty in Income Taxes. The Company will record a liability for uncertain tax positions when it is more likely than not that a tax position would not be sustained if examined by the taxing authority. The Company continually evaluates expiring statutes of limitations, audits, proposed settlements, changes in tax laws and new authoritative rulings.

The Company's evaluation on December 31, 2020 revealed no uncertain tax positions that would have a material impact on the financial statements. The 2017 through 2020 tax years remain subject to examination by the IRS and certain states. The Company does not believe that any reasonably possible changes will occur within the next twelve months that will have a material impact on the financial statements.

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that may affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

CONCENTRATION OF CREDIT RISKS

Financial instruments that could subject the Company to concentrations of credit risk include cash maintained in banks and accounts receivable. The Company maintains cash with a quality financial institution. For short periods of time during the year, the cash balance may exceed the federally insured limit. Management believes that its engagement acceptance, billing, and collection policies are adequate to minimize potential credit risk on accounts receivable.

2. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission uniform net capital rule (Rule 15c3-l), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2020, the Company had net capital of $68,687 and a net capital requirement of $5,000 (or 6 2/3% of aggregate indebtedness, whichever is greater).

There was no difference between the Company's net capital at December 31, 2020 as reported herein and the net capital reported by the Company in its FOCUS Report for the period ended December 31, 2020.

3. TRANSACTIONS WITH RELATED PARTY

The Company is 50% owned by Glaucon Capital, L.L.C., which is controlled by an individual. This individual's spouse owns a non-controlling interest in Glaucon Capital, L.L.C. and receives a fee from the Company from time to time for special services rendered. For the year ended December 31, 2020, the individual holding the non-controlling interest in Glaucon Capital, L.L.C. and the spouse received $125,000 and $25,000, respectively, from the Company for services rendered.

4. CONCENTRATIONS

The Company receives the majority of its revenues by providing specialized investment banking services to a limited number of clients. For 2020, revenues generated from its top two clients represented 87% of the Company's total revenues.

5. POSSESSION OR CONTROL REQUIREMENTS

There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of SEC Rule 15c3-3(k)(2)(i) which requires that all customer funds and securities be promptly transmitted to the clearing broker who carries the customer accounts. The Company does not have any possession or control of customer funds or securities.

6. SUBORDINATED LIABILITIES

There were no liabilities that were subordinated to the claims of general creditors at December 31, 2020.

7. MEMBERS' EQUITY

The management, control and direction of the Company and its operations, business and affairs are vested exclusively with its members pursuant to its Membership Agreement. Additional capital contributions and distributions are made at the discretion of the members. Income and losses are allocated to the members in proportion to their respective sharing ratios. To the extent required by law, Limited Liability Company members shall not be personally liable for obligations of the Company.

8. RISKS AND UNCERTAINTIES

In December 2019, a novel strain of coronavirus ("COVID-19") was reported in Wuhan, China and subsequently spread throughout the world. The World Health Organization has declared the outbreak a "Public Health Emergency of International Concern." The extent to which COVID-19 may impact the Company's financial condition or results of operations in 2021 is uncertain. The extent of the impact of COVID-19 will depend on certain developments, including the duration and spread of the outbreak and the impact on the Company's operations all of which are uncertain and cannot be predicted.

9. SUBSEQUENT EVENTS

The Company evaluated events or transactions occurring after December 31, 2020, the balance sheet date, through February 23, 2021, the date the financial statements were issued, and determined that there has been no event or transaction that would impact the financial statements for the year ended December 31, 2020.

SUPPLEMENTARY INFORMATION

GLAUCON CAPITAL PARTNERS, L.L.C.
COMPUTATION OF NET CAPITAL UNDER RULE
15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2020

Members' equity	$	95,165
Deduct members' equity not allowable for net capital		-
Total members' equity qualified for net capital		95,165
Add:		
Subordinated borrowings allowable in computation of net capital		-
Deductions and/or charges:		
Non-allowable assets:		
Prepaid expenses		10,151
Accounts receivable		16,327
Total non-allowable assets		26,478
Net capital total before haircuts		68,687
Haircuts on securities		-
Net capital	$	68,687
Aggregate indebtedness		
Items included in the statement of financial condition:		
Accounts and other payable and accrued expenses	$	9,311
Total aggregate indebtedness	$	9,311
Computation of basic capital requirement:		
Minimum net capital required (6-2/3% of aggregate indebtedness)	$	621
Minimum dollar amount		5,000
Amount required	$	5,000
Excess net capital	$	63,687
Aggregate indebtedness to net capital		13.56%

There is no difference between the above computation and the Company's corresponding unaudited Part II of Form X-17 A-5 as of December 31, 2020.

See report of independent registered public accounting firm on supplemental schedules.

GLAUCON CAPITAL PARTNERS, L.L.C.

INDEPENDENT ACCOUNTANTS'
AGREED-UPON PROCEDURES REPORT
ON SCHEDULE OF ASSESSMENT
AND PAYMENTS (FORM SIPC-7)

DECEMBER 31, 2020

WAGNER & ZWERMAN LLP

Certified Public Accountants

Mark Wagner, CPA
Andrew M. Zwerman, CPA
Vincent J. Preto, CPA
John Antinore, CPA
Kelly J. Schmidt, CPA

201 Old Country Road, Ste 202
Melville, NY 11747
Phone: 631-777-1000 Fax: 631-777-1008
E-mail: staff@wzcpafirm.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES (FORM SIPC-7)

To the Members
Glaucon Capital Partners, L.L.C.

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by Glaucon Capital Partners, L.L.C. and the SIPC, solely to assist you and SIPC in evaluating Glaucon Capital Partners, L.L.C.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2020. Glaucon Capital Partners, L.L.C.'s management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2020 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2020, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on Glaucon Capital Partners, L.L.C.'s compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2020. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of Glaucon Capital Partners, L.L.C. and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

WAGNER & ZWERMAN LLP
Certified Public Accountants
Melville, NY
February 23, 2021

SIPC-7
(36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(36-REV 12/18)

For the fiscal year ended December 31, 2020
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

52257 FINRA
Glaucon Capital Partners, LLC
21 Carlton Drive
Mount Kisco, NY 10549-4764

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
Dawn Haye 917-532-2020

WORKING COPY

2. A.	General Assessment (item 2e from page 2)	$ 2,699.71
B.	Less payment made with SIPC-6 filed (exclude interest) June 30, 2020 (Date Paid)	(2,372.90)
C.	Less prior overpayment applied	( )
D.	Assessment balance due or (overpayment)	326.81
E.	Interest computed on late payment (see instruction E) for______days at 20% per annum	
F.	Total assessment balance and interest due (or overpayment carried forward)	$ 326.81

G. **PAYMENT: √ the box**
Check mailed to P.O. Box ☑ **Funds Wired** ☐ **ACH** ☐
Total (must be same as F above) $ 326.81

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Glaucon Capital Partners, L.L.C.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 30th day of December, 20 20.

Member
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning Jan 1, 2020
and ending Dec 31, 2020

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 1,799,805
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	-0-
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	-0-
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______	
Enter the greater of line (i) or (ii)	
Total deductions	
2d. SIPC Net Operating Revenues	$ 1,799,805
2e. General Assessment @ .0015	$ 2699.71
	(to page 1, line 2.A.)